Points International Ltd. Reports 75% Annual Revenue Growth in the
Second Quarter of 2007

Strong Pipeline of Partnerships and Upcoming Launch of Global Points Exchange Position the
Company for a Strong Second Half

Raises the Bottom end of the 2007 Full year Revenue Guidance

TORONTO, August 15th, 2007 – Points International Ltd. "Points" – (OTCBB: PTSEF, TSX: PTS) – the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the second quarter ended June 30, 2007. The Company reported a 75% year-over-year increase in total revenue to $4.8 million in the second quarter driven by new and expanded partnerships with the leading loyalty program providers around the world. For the first half of 2007, Points grew revenues 80% over the prior year period to a record $10 million and announced a total of 10 new contracts, renewals, and integration add-ons.

"Points had an extremely productive first half of 2007 as we posted strong revenue growth, positive EBITDA1 and announced a number of exciting new agreements and partnership expansions," said Rob MacLean, CEO of Points. "During the second quarter, we announced new agreements with ATA Airlines, Inc. and Icelandair Group and partnership expansions with Alaska Airlines, Inc., Continental Airlines, Inc. and Delta Airlines, Inc. We also successfully released the first phase of Book with Points on Points.com, in conjunction with our partner Travelocity, and ongoing development will add airline, car rental and other travel related categories. Despite typical seasonality and a weakened U.S. dollar against the Canadian dollar, Points continues to execute above plan."

"Looking ahead to the balance of 2007, we will focus on capturing a number of opportunities available to us and expanding the penetration of our principal model, which minimizes risk for our partners and enhances our overall performance. We expect to close a number of new deals and are on track to launch our Global Points Exchange, the first peer to peer loyalty points exchange platform in the world, by the end of the year. Based on our leadership position in a rapidly growing market, a strong new business pipeline, upcoming product launches and an improving financial model, we are raising the bottom end of the full year revenue guidance range that we raised last quarter to $21.5 - $24.0 million and expect to report positive EBITDA1 for 2007," concluded Mr. MacLean.

Total revenue was $4.8 million for the second quarter of 2007, an increase of 75% over the $2.7 million reported in the second quarter of 2006, and down from $5.3 million in the first quarter of 2007. Second quarter total revenue was impacted by a weakening of the U.S. dollar against the Canadian dollar as well as anticipated seasonality associated with certain products. Adjusting total revenue for the change in the U.S. dollar would result in an additional $244,000 in the second quarter. For the first six months of 2007, total expenses increased 18% to $10.0 million, as compared to $8.4 million in the same prior year period.

1EBITDA [Earnings (loss) before interest, amortization and other items] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

For the second quarter of 2007, principal revenue totaled $2.4 million, an increase of 115% over $1.1 million in the same period last year, and up from $2.2 million in the first quarter of 2007. Adjusting for the weakened U.S. dollar against the Canadian dollar, principal revenue in the second quarter would be higher by an additional $125,000. Commission revenue was $2.2 million, an increase of 42% over $1.6 million reported in the same period of last year and down from $3.0 million in the first quarter of 2007. Adjusting for the weakened U.S. dollar would result in an additional $119,000 in commission revenue in the second quarter. Interest income was $168,000, an increase of 180% over $60,000 reported in the same period of last year and up from $43,000 in the first quarter of 2007.

Points continues to have a strong recurring revenue base, with 90% of its revenues in the quarter being recurring in nature, compared to 88% in the second quarter of 2006.

Points reported a net loss for the second quarter of 2007 of $1.6 million, or $0.01 per share, compared to a net loss of $3.2 million, or $0.03 per share, and versus a net loss of $811,000, or $0.01 per share, in the first quarter of 2007. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.5 million of the net loss in the second quarter of 2007. For the first six months of 2007, Points reported a net loss of $2.5 million, a 54% improvement compared to. the prior year period loss of $5.4 million for the same period.

During the second quarter of 2007, the Company reported an EBITDA1 loss of $275,000 compared to an EBITDA1 loss of $1.8 million in the same period in 2006 and versus positive EBITDA1 of $317,000 in the first quarter of 2007. Staff and technical resources were added in the second quarter to address the growing backlog of new revenue driving business. Adjusting for the weakened U.S. dollar would reduce the EBITDA1 loss by $123,000 in the second quarter. For the first six months of 2007, the Company reported positive EBITDA1 of $42,000 compared to an EBITDA1 loss of $2.9 million in the previous year period. These results demonstrate a second quarter EBITDA1 improvement of more than $1.5 million from the prior year period and improved EBITDA1 of more than $2.9 million for the first six months of 2006.

Business Metrics in the Second Quarter of 2007

– Total points/miles transacted during the second quarter increased 32% versus last year to 2.5 billion, bringing total cumulative points/miles transacted to 28.4 billion
– The total number of transactions increased 17% versus last year to approximately 265,000

Private Branded Channels

– Total points/miles transacted on products distributed through Points' partner channels rose 41% to 2.2 billion bringing the cumulative total to 25.2 billion

Points.com Channel

– Over 290 million points were transacted on Points.com, a 12% decrease versus 2006
– Cumulative registered users on Points.com increased 27% year-over-year to 1.7 million

Recent Business Highlights

– Points announced a new principal role partnership with ATA Airlines, Inc. to enhance frequency, value and options for ATA Travel Awards Members.
– Points teamed up with Continental Airlines, Inc. to redesign the OnePass® Online Auction, using technology developed by Points and its partner Truition.
– Delta Air Lines, Inc. expanded their relationship with Points and used their technology to develop a new online auction platform for members of Delta's SkyMiles.
– Points announced a new international partnership with Icelandair Group to increase options for Icelandair's frequent flyer members.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points' Annual Information Form filed with applicable securities regulators and the factors detailed in the Points' other filings with applicable securities regulators, including the factors detailed in the Points' annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts are in Canadian dollars unless otherwise specified.

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392,
peter.lockhard@points.com

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS
	June 30,	December 31,
AS AT	2007	2006

ASSETS

CURRENT
Cash and cash equivalents	$29,428,801	$24,689,040
Accounts receivable	2,073,379	2,310,253
Prepaid and sundry assets	2,113,079	2,124,925
	33,615,259	29,124,218

PROPERTY, PLANT AND EQUIPMENT	2,350,797	2,934,238
GOODWILL AND INTANGIBLE ASSETS	6,453,407	6,837,155
DEFERRED COSTS	901,482	1,167,331
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	10,295,686	11,528,724

	$43,910,945	$40,652,942

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,208,921	$3,342,868
Deposits	26,782,935	21,159,193
Current portion of loan payable	22,712	33,515
	29,014,568	24,535,576

LOAN PAYABLE	–	5,289
CONVERTIBLE PREFERRED SHARES	20,061,190	19,506,279
	49,075,758	44,047,144

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK	44,598,353	43,051,048
WARRANTS	186,688	186,688
CONTRIBUTED SURPLUS	7,844,656	8,703,517
DEFICIT	(57,794,510)	(55,335,455)
	(5,164,813)	(3,394,202)

	$43,910,945	$40,652,942

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

	3 Month Period		6 Month Period

FOR THE PERIODS ENDED JUNE 30	2007	2006	2007	2006

REVENUES
Principal	$2,359,559	$1,095,645	$4,599,847	$1,859,728
Commission	2,234,788	1,570,629	5,218,066	3,580,900
Interest income	167,876	59,977	210,850	125,096
	4,762,223	2,726,251	10,028,763	5,565,724

GENERAL AND ADMINISTRATION EXPENSES	5,037,069	4,542,915	9,986,917	8,432,644

EARNINGS (LOSS) - Before interest, amortization and other items	(274,846)	(1,816,664)	41,846	(2,866,920)

Foreign exchange loss	288,087	255,513	304,954	243,049
Interest on convertible debenture	–	24,046	–	194,753
Interest on convertible preferred shares	277,456	277,456	554,911	554,911
Capital tax, interest and loss on short-term investment	30,646	1,310	68,651	10,914
Amortization of property, plant and equipment, intangible assets
and deferred costs	776,972	775,701	1,572,385	1,531,355

	1,373,161	1,334,026	2,500,901	2,534,982

NET LOSS AND COMPREHENSIVE LOSS	$(1,648,007)	$(3,150,690)	$(2,459,055)	$(5,401,902)

LOSS PER SHARE	$(0.01)	$(0.03)	$(0.02)	$(0.06)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT

	3 Month Period		6 Month Period

FOR THE PERIODS ENDED JUNE 30	2007	2006	2007	2006

DEFICIT - Beginning of the period	$(56,146,503)	$(49,679,971)	$(55,335,455)	$(47,428,759)

NET LOSS - For the period	(1,648,007)	(3,150,690)	(2,459,055)	(5,401,902)

DEFICIT - End of the period	$(57,794,510)	$(52,830,661)	$(57,794,510)	$(52,830,661)